United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 16, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS PLC FILES INTEGRATED REPORT AND FORM 20-F
LONDON, 16 March 2020 - Coca-Cola European Partners plc (“CCEP”) (ticker symbol CCEP) announces that on 16 March 2020 it filed its 2019 Integrated Report and Form 20-F with the Securities and Exchange Commission. This document was filed in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual and includes CCEP’s audited results for the year ended 31 December 2019. The unaudited fourth-quarter and full year results for the period ended 31 December 2019 were previously released on 13 February 2020.
Since the balance sheet date, we have seen significant macro-economic uncertainty as a result of the coronavirus (COVID-19) outbreak. The scale and duration of this development remains uncertain. CCEP is well positioned given its current financial position, stable cash generation and good access to liquidity and has mitigation plans in place, which it continues to adapt as the situation evolves. The situation could however impact our full year 2020 earnings and cash flow, and therefore by implication our full year 2020 guidance, on which we will update you in due course.
Details of CCEP’s full year 2020 guidance, previously announced on 13 February 2020, can be found in the aforementioned unaudited and full year results for the period ended 31 December 2019, available on CCEP’s website at https://ir.cocacolaep.com/financial-reports-and-results/financial-releases/.
Earlier today, the 2019 Integrated Report and Form 20-F was made available on CCEP's website at www.ir.cocacolaep.com/financial-reports-and-results/integrated-reports/ and also online at www.sec.gov.
A copy of the 2019 Integrated Report and Form 20-F will be available shortly at www.morningstar.co.uk/uk/NSM. Printed copies of the Integrated Report and Form 20-F will be posted to those shareholders who have requested it on or around 16 April 2020.
CONTACTS

Company Secretariat Clare Wardle T +44 20 7355 8406	Investor Relations Sarah Willett +44 7970 145 218	Media Relations Shanna Wendt T +44 7976 595 168

ABOUT CCEP
Coca-Cola European Partners plc is a leading consumer goods company in Western Europe, making, selling & distributing an extensive range of non-alcoholic ready to drink beverages & is the world's largest Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain & Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange & on the Spanish Stock Exchanges, trading under the symbol CCEP.
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on Twitter at @CocaColaEP.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: March 16, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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